[CAPITAL GROWTH FINANCIAL, LLC LETTERHEAD]

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Spirgel, Esq.

  Re:
  Tri-S Security Corporation
  Registration Statement on Form S-1
  File No. 333-119737
  Request for Acceleration

Gentlemen:

        We are the managing underwriter of the above-referenced offering. Pursuant to Rule 461 we hereby request that the effective date of the Registration Statement be accelerated to 12:00 Noon, EST, February 8, 2005, or as soon thereafter as possible.

        We represent that we have delivered copies of the Preliminary Prospectus dated January 10, 2005, as follows:

  600 to underwriters and dealers that we anticipate will participate in the offering
  800 to potential investors

Very truly yours,

CAPITAL GROWTH FINANCIAL, LLC

By:	/s/ MICHAEL JACOBS Michael Jacobs, President